UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On May 1, 2025, Mr. Lee, Heung-Ryul was appointed by the Ministry of Economy and Finance as a non-standing director of Korea Electric Power Corporation (“KEPCO”) for a term of two years beginning on May 7, 2025 and ending on May 6, 2027, in replacement of the former non-standing director, Mr. Park, Chung-Kun, whose term of office expired.

Biographic details of the non-standing director are set forth below.

Name	Biographic details

Lee, Heng-Ryul	● Gender: Male ● Date of Birth: August 1969 ● Previous Positions: - Planning General of the Korean National Electrical Workers Union - Planning Director of the Korean National Electrical Workers Union

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Jung-Taek
Name:	Lee, Jung-Taek
Title:	Assistant Vice President

Date: May 2, 2025

Reference to the Shareholders:

Composition of the Board of Directors

Following the appointment of the directors on May 2, 2025, the board of directors of KEPCO is composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since

Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023

Standing Director	Male	Oh, Heung-Bok	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Feb. 21, 2024

Standing Director	Male	Ahn, Jung-Eun	Corporate Senior Vice President and Chief Business Management Officer	Jan. 6, 2025

Standing Director	Male	Seo, Chul-Soo	Corporate Senior Vice President and Chief Power System Officer	Dec. 11, 2023

Standing Director	Male	Seo, Guen-Bae	Corporate Senior Vice President and Chief Global & New Business Officer	Jun. 26, 2023

Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director and Chairperson of the Board of Directors	Aug. 30, 2023

Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023

Non-standing Director	Female	Kim, Sung-Eun	Non-Executive Director	Nov. 8, 2023

Non-standing Director	Male	Lee, Sung-Ho	Non-Executive Director	Nov. 8, 2023

Non-standing Director	Male	Cho, Seong-Jin	Non-Executive Director	Dec. 4, 2023

Non-standing Director	Male	Kang, Hoon	Non-Executive Director	May. 1, 2024

Non-standing Director	Male	Lee, Heung-Ryul	Non-Executive Director	May. 7, 2025